Scudder Variable Series II

At the January 2004 Board meeting, the Board of Trustees of Scudder Variable Series II approved a non-fundamental investment policy affecting certain portfolios participating as "underlying portfolio" in a fund of funds structure. The non-fundamental investment policy is that each underlying portfolio may not itself become a fund of funds.